UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

______BC Partners Lending Corporation____

(Name of Issuer)

_________________________________Common Stock_________________________________

(Title of Class of Securities)

_______________N/A_______________

(CUSIP Number)

Darryl Pinsker, c/o Global Atlantic Financial Company, 4 World Trade Center, 150 Greenwich Street, New York, NY 10007 (917) 438-9856

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

_____________________September 25, 2020_____________________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Federal Register as of December 2017)	10/17/2019 10:41 AM

SCHEDULE 13D	Page ___ of ____

CUSIP No.______[N/A]_______________
(1) Names of reporting persons: Forethought Life Insurance Company
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization: Indiana
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 402,516.387
(8) Shared voting power
(9) Sole dispositive power: 402,516.387
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person: 402,516.387
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 24.0%[1]
(14) Type of reporting person (see instructions): IC

1 Rounded up from actual investment of 24.43%.

(Federal Register as of December 2017)	10/17/2019 10:41 AM

SCHEDULE 13D	Page ___ of ___

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on October 24, 2019 and amended on June 26, 2020 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 25, 2020, the Reporting Person purchased 64,179.703 shares of common stock of the Issuer, directly from the Issuer, using $1,600,000.00 from its working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date of this filing:

(a)	The Reporting Person beneficially owns 402,516.387 shares of common stock of the Issuer, which represents 24.43% of the outstanding shares of the Issuer.
(b)	The Reporting Person has sole power to vote, or direct the vote, and the sole power to dispose, or direct to dispose, its holdings described in Item 5(a). However, the Reporting Person and the Issuer executed a letter agreement on September 25, 2019 (the “Letter Agreement”), which such Letter Agreement is attached hereto as Exhibit 99.1 to the Schedule 13D, pursuant to which the Reporting Person may only exercise its voting power up to a total of 9.9% of the Issuer’s outstanding voting securities. Certain terms of the Letter Agreement may represent a granting of a voting proxy in respect of the voting interest above 9.9%.
(c)	On September 25, 2020, the Reporting Person purchased 64,179.703 shares of common stock of the Issuer, directly from the Issuer, at a price of $24.93 per share.
(d)	The Reporting Person does not know of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.
(e)	Not applicable.

(Federal Register as of December 2017)	10/17/2019 10:41 AM

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	September 25, 2020	Signature:	/s/ Barrie Ribet
		Name:	Barrie Ribet
		Title:	Managing Director

(Federal Register as of December 2017)	10/17/2019 10:41 AM